UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND
COMMUNICATIONS

MEDIA RELEASE

TWC.V

July 18, 2002

Private Placement to be Amended

Trade Wind Communications Limited (TWC.V) ("the Company") - Further to its News Release of June 7, 2002 the Company announces that it proposes to amend the private placement previously announced such that of the 3,200,000 shares proposed to be issued, 1,769,785 of such shares will have a warrant attached. Each such warrant will entitle the holder thereof to purchase one additional common share of the Company at a price of CDN$0.20 for a period of two years from the closing of the private placement.

The Company also announces a further private placement of 1,956,183 shares at a price of CDN$0.20 per share. The proceeds of this placement of approximately CDN$390,000 are to be applied to fund the ongoing operations of the Company.

The Company will not be proceeding with the amendments to the warrants announced on June 7, 2002.

The private placements are subject to regulatory approval.

On behalf of the board of directors

/s/ Nick Bird
Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

ITEM 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

ITEM 2 Date of Material Change

State the date of the material change:

July 18, 2002

ITEM 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

July 18, 2002

Vancouver, BC

ITEM 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

Further to its News Release of June 7, 2002 the Company announced that it proposes to amend the private placement previously announced such that of the 3,200,000 shares proposed to be issued, 1,769,785 of such shares will have a warrant attached. The Company also announced a further private placement of 1,956,183 shares at a price of CDN$0.20 per share. The Company also announced that it will not be proceeding with the amendments to the warrants announced on June 7, 2002.

ITEM 5 Full Description of Material Change

Further to its News Release of June 7, 2002 the Company announced that it proposes to amend the private placement previously announced such that of the 3,200,000 shares proposed to be issued, 1,769,785 of such shares will have a warrant attached. Each such warrant will entitle the holder thereof to purchase one additional common share of the Company at a price of CDN$0.20 for a period of two years from the closing of the private placement.

The Company also announced a further private placement of 1,956,183 shares at a price of CDN$0.20 per share. The proceeds of this placement of approximately CDN$390,000 are to be applied to fund the ongoing operations of the Company.

The Company will not be proceeding with the amendments to the warrants announced on June 7, 2002.

The private placements are subject to regulatory approval.

ITEM 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

ITEM 7 Omitted Information

N/A

ITEM 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(612) 9250-2222

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 18th day of July, 2002.

/s/ Nick Bird
___________________________
Nick Bird,
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  July 23, 2002

/s/ Nick Bird
___________________________
Nick Bird, President